Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31

	2005	2004	2003	2002	2001	2000

	(thousands)
Income (loss) from continuing operations	$20,190	$173,535	$189,702	$136,702	$(28,428)	$53,014
Add
Equity investment (income) loss	345	1,531	2,018	1,173	(23,641)	22,994
Minority interests in subsidiaries	(888)	(2,131)	(1,263)	-	(897)	-

Income subtotal	19,647	172,935	190,457	137,875	(52,966)	76,008

Add
Taxes on income	5,291	54,451	78,565	51,348	(34,672)	7,926
Kansas City earnings tax	51	602	418	635	583	421

Total taxes on income	5,342	55,053	78,983	51,983	(34,089)	8,347

Interest on value of leased
property	1,984	6,222	5,944	7,093	10,679	11,806
Interest on long-term debt	16,071	66,128	58,847	65,837	83,549	57,896
Interest on short-term debt	897	4,837	5,442	6,312	9,915	11,050
Mandatorily redeemable Preferred
Securities	-	-	9,338	12,450	12,450	12,450
Other interest expense
and amortization	954	13,563	3,912	3,760	5,188	2,927

Total fixed charges	19,906	90,750	83,483	95,452	121,781	96,129

Earnings before taxes on
income and fixed charges	$44,895	$318,738	$352,923	$285,310	$34,726	$180,484

Ratio of earnings to fixed charges	2.26	3.51	4.23	2.99	(a)	1.88

(a) An $87.1 million deficiency in earnings caused the ratio of earnings to fixed charges to be less than a one-to-one coverage.
A $195.8 million net write-off before income taxes related to the bankruptcy filing of DTI was recorded in 2001.